FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/2/2010

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☑ Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a summary of the resolutions adopted in the annual general meeting of shareholders of Ternium S.A. held on June 2, 2010 and in the extraordinary general meeting of shareholders held immediately after the adjournment of the annual meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Raul Darderes
Name:	Raul Darderes
Title:	Secretary of the Board of Directors

Dated: June 2, 2010

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on June 2, 2010, at 2:30 p.m. (C.E.T.) (the “Annual Meeting”), and in the Extraordinary General Meeting of  Shareholders held immediately after the adjournment of the Annual Meeting (the “Extraordinary Meeting”), in each case, at 46A, avenue John F. Kennedy, L-1855 Luxembourg

Annual Meeting

1)   Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

The Annual Meeting resolved to approve the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, after due consideration of the reports of the Board of Directors and the independent auditors on such consolidated financial statements.

2)   Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2009.

The Annual Meeting resolved to approve the Company’s annual accounts as at December 31, 2009, after due consideration of the reports of the Board of Directors and the independent auditor on such annual accounts.

3)   Allocation of results and approval of dividend payment.

The Annual Meeting resolved to approve a dividend payable in U.S. dollars on June 10, 2010 in the amount of USD0.05 per share issued and outstanding (or USD0.50 per ADR issued and outstanding) and to authorize the Company’s Board of Directors to determine or amend, in its discretion, the terms and conditions of such dividend payment. The Meeting further resolved that the aggregate amount of USD100,237,172.10 to be distributed as dividend on June 10, 2010 be paid from the Company’s distributable reserve account and that the profits of the year ended December 31, 2009, amounting to USD78,097,648.00, be allocated to the Company’s retained earnings account

4)   Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2009.

The Annual Meeting resolved to discharge all of those who were members of the Board of Directors during the year ended December 31, 2009, from any liability in connection with the management of the Company’s affairs during such year.

5)   Election of the members of the Board of Directors.

The Annual Meeting resolved to maintain the number of members of the Company’s Board of Directors at eleven, and to (i) re-appoint Messrs. Ubaldo Aguirre, Roberto

Bonatti, Wilson Nélio Brumer, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous Vargas, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil as members of the Board of Directors, and (ii) appoint Mr. Ronald Seckelmann as member of the Board of Directors, each to hold office until the next annual general meeting of shareholders of the Company that will be convened to decide on the 2010 accounts.

6)   Compensation of the members of the Board of Directors.

The Annual Meeting resolved that each of the members of the Company’s Board of Directors receive an amount of USD70,000.00 as compensation for their services during the fiscal year 2010, and that the Chairman of the Board of Directors receive, further, an additional fee of USD280,000.00.

The Meeting further resolved that each of the members of the Company’s Board of Directors who are members of the audit committee each receive an additional fee of USD50,000.00, and that the Chairman of such committee receive, further, an additional fee of USD10,000.00.

7)   Appointment of the independent auditors for the fiscal year ending December 31, 2010 and approval of their fees.

The Annual Meeting resolved to appoint PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises agréé, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2010, to be engaged until the next annual general meeting of shareholders of the Company that will be convened to decide on the 2010 accounts.

The Annual Meeting also approved the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2010, broken-down into four currencies (Argentine Pesos, Euro, Mexican Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 5,860,046.00; EUR 71,762.00; MXN 12,273,345.00 and USD 197,726.00, and authorized the audit committee of the Board of Directors to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8)   Authorization to the Company, or any subsidiary, from time to time to purchase, acquire or receive shares of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

The Annual Meeting resolved that the authorization to the Company and to the Company’s subsidiaries to acquire, from time to time, shares of the Company, including shares represented by ADRs, granted by the annual general meeting of shareholders of the Company held on June 3, 2009, be cancelled and that a new authorization be granted to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time, shares of the Company, including shares represented by ADRs, on the following terms and conditions:

1. The maximum number of shares, including shares represented by ADRs, acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADRs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market.

2. The acquisitions of shares may be made in one or more transactions as the Board of Directors of the Company or the board of directors or other governing body of the relevant entity, as applicable, considers advisable. The number of shares acquired as a block may amount to the maximum permitted amount of purchases.

3. The purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased. In the case of purchases of shares other than in the form of ADRs, the maximum and minimum per share purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying shares represented by an ADR at the time of the relevant purchase. Such maximum and minimum purchase prices shall also apply to over- the-counter or off-market transactions. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

4. The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

5. The acquisitions of shares may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

6. Only fully paid-up shares may be acquired pursuant to this authorization.

7. The acquisitions of shares may be carried out for any purpose, as may be permitted under applicable laws and regulations, including, without limitation, to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

8. The acquisitions of shares may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the shares or other securities representing shares are traded, through public offers to all shareholders of the Company to buy shares, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner.

9. The acquisitions of shares may be carried out at any time and from time to time during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

10. The authorization granted to acquire shares shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, five years).

11. The acquisitions of shares shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that any such purchase shall comply with Article 49-2 et.seq. of the Luxembourg law of August 10, 1915 on commercial companies, as amended (or any successor law) and, in the case of acquisitions of shares made through a stock exchange in which the shares or other securities representing shares are traded, with any applicable laws and regulations of such market.

The Annual Meeting further resolved to grant all powers to the Company’s Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association or other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of shares, and, in particular, to place any stock exchange orders, conclude any agreements, including, without limitation, for keeping registers of purchases and sales of shares, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid; and to authorize the Company’s Board of Directors to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Company’s Board of Directors, pursuant to, or in connection with, this authorization.

9) Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.The Annual Meeting resolved to authorize the Board of Directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

10) Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

The Annual Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, and to delegate to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s general shareholders meeting.

Extraordinary Meeting

1) Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:

• the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting;

• the renewal of the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve;

• the renewal of the authorization to the Board of Directors, for a period  starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the
Mémorial of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

• decision that for as long as (but only for as long as) the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

(a) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); and

(b) any issuance of shares against a contribution other than in cash; and

(c) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and

(d) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association) (collectively, the “Beneficiaries”), including without limitation the direct issue of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

• the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre- emptive subscription rights of existing shareholders and related waiver; and

• amendment of article 5 of the articles of association of the Company to reflect the resolutions on this item of the agenda.

The Extraordinary Meeting resolved to approve the renewal of the authorized share capital of the Company and related authorizations and waivers on the terms set forth above.